3/11/03

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 207

SEC[redacted]MMISSION

03014729

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E.S. FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Brickell Avenue, 10th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nuno Poppe 305 539-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd.,Ste 2800 , Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nuno M. Poppe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OLGA GERDTS
MY COMMISSION # DD 071992
EXPIRES: November 15, 2005
Bonded Thru Notary Public Underwriters

NOTARY PUBLIC STATE OF FLORIDA

Signature

S.V.P.
Title

2/24/03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners' or Sole Proprietor's Capital~~.
- ☒ (f) Statement of Changes in ~~Liabilities Subordinated to Claims of Creditors~~. subordinated debt
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Financial Statements and Supplementary Information

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Changes in Subordinated Debt	5
Statements of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934	14
Schedule II – Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	15
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934	16
Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934	17
Other Information – Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934	18

KPMG

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

To the Stockholder and Board of Directors
of E.S. Financial Services, Inc.:

We have audited the accompanying statement of financial condition of E.S. Financial Services, Inc. (the Company), a wholly owned subsidiary of Espirito Santo Bank, as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of E.S. Financial Services, Inc. as of and for the year ended December 31, 2001 were audited by other auditors whose report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 3, 2003

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	—	107,362
Cash segregated under federal regulations		—	6,034
Securities owned, at fair value		2,950,480	3,065,124
Property and equipment, net		191,000	441,870
Income tax receivable from parent		222,975	93,750
Deferred tax asset		26,752	—
Other assets		343,624	235,116
Total assets	$	3,734,831	3,949,256
Liabilities and Stockholder's Equity			
Failed to receive	$	—	159,688
Payable to customers		34,473	—
Accrued expenses and other liabilities		92,336	51,624
Total liabilities		126,809	211,312
Commitments (note 7)			
Subordinated debt agreements		2,000,000	3,000,000
Stockholder's equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	990,000
Accumulated deficit		(391,978)	(262,056)
Total stockholder's equity		1,608,022	737,944
Total liabilities and stockholder's equity	$	3,734,831	3,949,256

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Operations

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Principal transactions	$ 697,965	416,846
Commissions	529,006	349,325
Interest income	47,098	89,552
Total revenue	1,274,069	855,723
Expenses:		
Employee compensation and benefits	703,098	490,111
Occupancy and equipment	379,531	335,848
Communications	73,964	77,279
Interest	42,827	59,206
Commissions and clearing charges	78,846	33,395
Loss on disposal of property and equipment	129,449	—
Other	152,253	109,021
Total expenses	1,559,968	1,104,860
Loss before income tax benefit	(285,899)	(249,137)
Income tax benefit	155,977	93,750
Net loss	$ (129,922)	(155,387)

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

	Common Stock			Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 2000	10,000	$	10,000	990,000	(106,669)	893,331
Net loss	—		—	—	(155,387)	(155,387)
Balance, December 31, 2001	10,000		10,000	990,000	(262,056)	737,944
Net loss	—		—	—	(129,922)	(129,922)
Conversion of subordinated debt to equity	—		—	1,000,000	—	1,000,000
Balance, December 31, 2002	10,000	$	10,000	1,990,000	(391,978)	1,608,022

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Subordinated Debt

Years ended December 31, 2002 and 2001

	2002	2001
Subordinated debt agreements, beginning of year	$ 3,000,000	—
Increases:		
Unsecured subordinated debt agreements with parent	—	3,000,000
Decreases:		
Conversion of subordinated debt to equity	1,000,000	—
Subordinated debt agreements, end of year	$ 2,000,000	3,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net loss	$	(129,922)	(155,387)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization		163,591	85,996
Loss on disposal of property and equipment		129,449	—
Change in operating assets and liabilities:			
Cash segregated under federal regulations		6,034	(6,034)
Securities owned, net		114,644	(2,363,992)
Income tax receivable from parent		(129,225)	(93,750)
Deferred tax asset		(26,752)	—
Other assets		(108,508)	(137,362)
Failed to receive		(159,688)	159,688
Payable to customers		34,473	—
Accrued expenses and other liabilities		(1,618)	51,624
Net cash used in operating activities		(107,522)	(2,459,217)
Cash flows from investing activities:			
Purchases of property and equipment		(65,910)	(527,866)
Proceeds from sale of property and equipment		23,740	—
Net cash used in investing activities		(42,170)	(527,866)
Cash flows from financing activities:			
Proceeds from subordinated debt agreements		—	3,000,000
Overdraft		42,330	—
Net cash provided by financing activities		42,330	3,000,000
Net (decrease) increase in cash		(107,362)	12,917
Cash and cash equivalents, beginning of year		107,362	94,445
Cash and cash equivalents, end of year	$	—	107,362
Supplemental disclosure of cash flow information:			
Interest paid	$	42,827	59,206
Supplemental disclosure of financing activities:			
Conversion of subordinated debt to equity	$	1,000,000	—

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a wholly owned subsidiary of Espirito Santo Bank (the Bank). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc.

In July 2000, the Bank organized the Company, with the purpose of performing broker-dealer services for its customers. During 2000, the operations of the Company were limited to certain development activities. The Company obtained approval of its application and initiated operations during April 2001.

The Company provides its customers with transaction services. Revenue derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company classifies all highly liquid debt instruments with original maturities of 90 days or less as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and transactions are reported on a settlement date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(Continued)

(e) Principal Transactions

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) Income Taxes

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

(h) Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

(3) Cash or Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the rule. At December 31, 2002, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $1,428,000 in a special reserve account. At December 31, 2001, the Company had approximately $6,000 in cash in a special reserve account.

(4) Securities Owned

The Company's securities owned at December 31, 2002 and 2001 are as follows:

		2002	2001
U.S. government agencies	$	1,747,543	498,003
Commercial paper		999,348	2,166,857
Money market funds		203,589	400,264
	$	2,950,480	3,065,124

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2002 and 2001:

		2002	2001	Estimated useful lives (in years)
Equipment	$	117,445	350,570	3 – 5
Furniture		166,366	166,366	3 – 5
Leasehold improvements		10,930	10,930	2
		294,741	527,866	
Less accumulated depreciation and amortization		(103,741)	(85,996)	
	$	191,000	441,870	

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2002	2001
Assets:			
Cash and cash equivalents	$	—	107,362
Cash segregated under federal regulations		—	6,034
Income tax receivable from parent		222,975	93,750
Total due from related parties		222,975	207,146
Liabilities and stockholder's equity:			
Accrued expenses and other liabilities		42,330	—
Subordinated borrowings		2,000,000	3,000,000
Total due to related parties		2,042,330	3,000,000
Net related-party position	$	(1,819,355)	(2,792,854)

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans amount to approximately $3.6 million and $1.4 million as of December 31, 2002 and 2001, respectively.

Related-party transactions included in the Company's results of operations for the years ended December 31, 2002 and 2001 are summarized as follows:

		2002	2001
Revenue:			
Interest income	$	—	13,000
Expenses:			
Interest	$	43,000	59,000
Management fees (included in other expenses)		60,000	10,000

(7) Commitments

The Company rents office premises under a noncancelable operating lease agreement. This agreement is renewable on an annual basis until 2003. Future minimum lease payments under this agreement as of December 31, 2002 amount to approximately $61,000.

(Continued)

Rental expense amounted to approximately $64,000 and $58,000 for the years ended December 31, 2002 and 2001, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2002 and 2001, represents notes with the Bank at the federal funds rate (1.75% at December 31, 2002 and 2001), maturing 2004.

During 2002, the National Association of Securities Dealers, Inc. (NASD) approved the conversion of $1 million in subordinated debt to equity.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 10% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second month through completion of the seventh year of employment.

The Company contributed approximately $29,000 and $22,000 to the Plan in 2002 and 2001, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of approximately $3,108,000 and $3,127,000, respectively, which is approximately $2,858,000 and $2,877,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001 is 0.04 to 1 and 0.07 to 1, respectively.

(11) Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities

receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the nondelivery of customers securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

(12) Income Taxes

Income tax benefit reflected in the statements of operations for the years ended December 31, 2002 and 2001 consists of:

		2002	2001
Current tax benefit:			
U.S. federal	$	110,337	80,048
State and local		18,888	13,702
		129,225	93,750
Deferred tax benefit:			
U.S. federal		22,842	—
State and local		3,910	—
		26,752	—
Total income tax benefit	$	155,977	93,750

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to loss before income taxes) for the years ended December 31, 2002 and 2001 and the reported income tax expense is as follows:

		2002	2001
Federal income taxes at statutory tax rates	$	(97,206)	(84,707)
State income taxes, net of related federal benefit		(10,248)	(9,043)
Nondeductible expenses		1,226	—
Change in valuation allowance		(49,749)	—
Total tax benefit	$	(155,977)	(93,750)

(Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

		2002	2001
Deferred tax asset:			
Start-up expenses	$	33,167	49,749
Total gross deferred tax asset		33,167	49,749
Less valuation allowance		—	49,749
		33,167	—
Deferred tax liabilities:			
Property and equipment		6,415	—
Total gross deferred tax liabilities		6,415	—
Net deferred tax asset	$	26,752	—

There was no valuation allowance recorded for deferred tax assets as of December 31, 2002. The valuation allowance for deferred tax assets as of December 31, 2001 was $49,749. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Schedule I

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2002

Computation of Net Capital				
Total stockholder's equity			$	1,608,022
Subordinated debt				2,000,000
Total capital and allowable subordinated debt				3,608,022
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment	$	191,000		
Income tax receivable from parent		222,975		
Deferred tax asset		26,752		
Other assets		50,280		491,007
Net capital before haircuts on securities positions				3,117,015
Haircuts on securities				(9,062)
Net capital			$	3,107,953
Computation of Aggregate Indebtedness				
Items included in statement of financial condition:				
Payable to customers			$	34,473
Accrued expenses and other liabilities				92,336
Total aggregate indebtedness			$	126,809
Computation of Basic Net Capital Requirement				
Minimum net capital required – 6 2/3% of total aggregate indebtedness			$	8,454
Minimum dollar net capital requirement				250,000
Net capital requirement (greater of above)				250,000
Excess net capital				2,857,953
Ratio of aggregate indebtedness to net capital				0.04

Note – See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2002

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	3,082,953
Adjustment to allowable assets		25,000
Net capital calculation pursuant to Rule 15c3-1	$	3,107,953

See accompanying independent auditors' report.

Schedule III

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2002

Credit Balances		
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	$	34,473
Total credit items	$	34,473
Reserve Computation		
Excess of total credits over total debits	$	34,473
Required deposit (105% of excess)	$	36,196
Amount held on deposit in "Reserve Bank Account" as of December 31, 2002		—
Amount on deposit, including value of qualified securities		1,427,709
Amount on withdrawal		(1,377,733)
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	49,976

No differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule IV

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2002

Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3.	$ —
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ —

See accompanying independent auditors' report.

KPMG

One Biscayne Tower
2 South Biscayne Boulevard
Suite 2800
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

To the Stockholder and Board of Directors of
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of E.S. Financial Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2003